January 14, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:  H. Roger Schwall

Re:                             Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333- 190979) of EP Energy Corporation, a Delaware corporation (the “Company”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed initial public offering of common stock, we hereby join the Company’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. EST on January 16, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering, dated January 6, 2014, through the date hereof:

Preliminary Prospectus dated January 6, 2014

3,578 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[The remainder of this page is intentionally left blank.]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
J.P. MORGAN SECURITIES LLC
As Representatives of the several underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Jill Ford
	Name:	Jill Ford
	Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Vice President

SIGNATURE PAGE

ACCELERATION REQUEST LETTER